BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703

Tianfu New District, Chengdu, 610200

People’s Republic of China

May 8, 2025

VIA EDGAR

Ms. Lynn Dicker

Ms. Tara Harkins

Mr. Daniel Crawford

Mr. Tim Buchmiller

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	BGM Group Ltd
Form 20-F for Fiscal Year Ended September 30, 2024 Correspondence from the SEC on April 25, 2025
File No. 001-39805

Dear Ms. Lynn Dicker / Ms. Tara Harkins / Mr. Daniel Crawford / Mr. Tim Buchmiller:

BGM Group Ltd (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated April 25, 2025, with respect to Amendment No. 2 to its annual report on Form 20-F filed on April 3, 2025 (the “Form 20-F”).

Concurrently with the submission of this letter, the Company is submitting its Amendment No. 3 to the Form 20-F (the “Amended Form 20-F”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, we have included the Staff’s comment in bold, and the Company’s response is set forth immediately below the comment.

Amendment No. 2 to Annual Report on Form 20-F for Fiscal Year Ended September 30, 2024

Item 4. Information on the Company

Facilities, page 78

1.	We note your response to prior comment 2 and reissue the comment in part. We note your revised disclosure on page 100 that you "made the decision to shut down a production factory of Chengdu Qilianshan Biotechnology Co., Ltd. which occupied 78% of the Company's total Heparin products to reduce losses." Please revise to disclose the reason for constructing the new facility in Chongqing city for production of your heparin products when you have ceased heparin production at your primary facility. We also note your revised disclosure that the Shengfu Production Line appears to be located in Chongqing province and does not appear in your table on page 79. Please revise your table to disclose the property, or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 79 and 100 of the Amended Form 20-F in response to the Staff’s comment.

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We thank the Staff for its review of the foregoing. If you have questions or further comments, please forward them by electronic mail to Mr. Chen Xin at xinchen@qiliancorp.com or by telephone at +86 028-6477-5180.

Very truly yours,

/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer

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